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Richard Horowitz

Richard.Horowitz@dechert.com

+1 212 698 3525 Direct

+1 212 698 0452 Fax

April 5, 2024

VIA EDGAR

Lauren Hamilton

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Barings Global Short Duration High Yield Fund (File No. 811-22562) (the “Fund”) – Review of Annual Report Disclosure

Dear Ms. Hamilton:

We are writing in response to comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission via telephone on January 11, 2024 with respect to the Fund’s correspondence to the Staff dated December 15, 2023 (the “Initial Response Letter”) regarding its Annual Report on Form N-CSR for the year ended December 31, 2022, filed on March 10, 2023 (the “Report”). The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below. All terms not defined herein shall have the meaning ascribed in the Report.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

1.

Comment: In connection with the discrepancy noted in Comment 5 of the Initial Response Letter, please confirm supplementally that the Fund will evaluate ASC 250 Accounting Changes and Error Corrections and SEC Staff Accounting Bulletin (SAB) 99: Materiality.

Response: The Fund supplementally confirms that it has evaluated ASC 250 Accounting Changes and Error Corrections and SAB 99: Materiality on both a quantitative and qualitative basis. As a result of such evaluation, the Fund has determined that the discrepancy noted was not material to the reading of the financial statements for the year ended December 31, 2022 and, therefore, the financial statements were not restated.

2.

Comment: In connection with the discrepancy noted in Comment 5 of the Initial Response Letter, please supplementally explain to the Staff whether any weaknesses in internal controls have been identified and if so, please explain to the Staff any actions taken by the Fund to remedy such weaknesses.

Response: The Fund respectfully acknowledges the Staff’s comment and has determined that the control in place was not sufficiently designed to disclose holdings that received in-kind payments during the period covered by the Report. The Fund has enhanced such control to include a review of the Custodian’s Purchase and Sales Journals to correctly identify all holdings that receive in-kind interest payments and ensure they are disclosed properly in the Fund’s annual reports on Form N-CSR and Form N-PORT filings. In addition, the Fund has evaluated the lack of review of the Custodian’s purchase and Sales Journals and concluded that this control deficiency does not rise to the level of a significant deficiency nor a material weakness.

* * * * *

Please do not hesitate to contact the undersigned at (212) 698-3525 with any questions or comments concerning this correspondence.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz